 Exhibit 99.2

CONSENT OF EXPERT

I, Jarita Barry, hereby consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-283907), Form F-3 (File Nos. 333-252876 and 333-255526) and Form S-8 (File No. 333-234078) filed with the U.S. Securities and Exchange Commission by TRX Gold Corporation, of the Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”, dated May 23, 2025.

P&E Mining Consultants Inc.

/s/ Jarita Barry

Jarita Barry, P.Geo.

Dated: May 26, 2025